SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


                            FORM U-57

                         AMENDMENT NO. 2

                               TO

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


             Entergy International Holdings Ltd LLC

          ____________________________________________
                (Name of foreign utility company)


                     Entergy Services, Inc.
        ________________________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:


          Denise C. Redmann, Esq.  Thomas C. Havens, Esq.
          Senior Counsel           Winston & Strawn
          Entergy Services, Inc.   200 Park Avenue
          639 Loyola Avenue        New York, New York
          New Orleans, LA  70113   10166

         Entergy Services, Inc. ("ESI"), a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), acting on behalf of Entergy International Holdings Ltd LLC, a Delaware limited liability company ("EIHL"), hereby amends and restates the notification originally filed with the Securities and Exchange Commission that EIHL is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1.  Name, Business Address, Facilities and Ownership.

          The  name  and business address of the company claiming
FUCO status is:

                 Entergy International Holdings Ltd LLC
                 c/o Entergy Services, Inc.
                 639 Loyola Avenue
                 New Orleans, LA  70113

          EIHL claims an exemption from the Act as a FUCO by virtue of its indirect ownership interests, held through its FUCO subsidiary Entergy Power Development Corporation ("EPDC"), in the following subsidiary companies (each of which has also claimed an exemption as a FUCO):

          (1) EP Edegel, Inc., a wholly-owned subsidiary of EPDC, which owns, indirectly through its subsidiaries Entergy Peru, S.A. and Generandes Peru, S.A., a 20.82% interest in Edegel S.A. ("Edegel"). Edegel is a public utility which currently owns five hydroelectric generating stations (with an aggregate installed capacity of 547 megawatts ("MW"), one 260 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines located near Lima, Peru.

          (2) Entergy Power CBA Holding Ltd., a wholly-owned subsidiary of EPDC, which currently owns directly a 7.8% interest in Central Termoelectric Buenos Aires, S.A., a company which owns and operates a 220 MW combined cycle gas turbine generator located at the Central Costanera S.A. power plant in Buenos Aires, Argentina.

          (3) EWO Holdings, Inc., a subsidiary of EPDC, which currently owns, indirectly through its subsidiaries Entergy Power Chile S.A. and Inversiones Electricas Quillota S.A., an approximate 25% economic interest in Compania Electrica San Isidro S.A. ("San Isidro"). San Isidro owns and operates a 370 MW single unit, combined-cycle electric generating plant (the "Plant") located near Santiago, Chile, and a subsidiary of San Isidro owns and operates electric transmission lines that interconnect the Plant with the grid.

          (4) Entergy Pakistan, Ltd., a wholly-owned subsidiary of EPDC, which owns directly approximately a 5% interest in The
Hub Power Company, Ltd. ("Hub Power"). Hub Power owns and operates a 1,292 MW steam electric generating facility in Pakistan.

          (5) Entergy Power Damhead Creek Holding I, Ltd., a wholly-owned subsidiary of EPDC, which was formed to acquire and hold Entergy's interest in Damhead Creek Limited, an English private limited company ("DCL"). DCL is developing and will own a gas-fired combined cycle electric generating facility in the County of Kent, England (the "Facility"). The Facility will consist of two gas-fired turbines and one steam turbine, and related auxiliary equipment. The Facility will have a generating capacity of approximately 792 MW (at average site conditions).

          (6) Entergy Power Investment Holdings Corporation, a wholly-owned subsidiary of EPDC, and Entergy Power Damhead FinCo LLC, a 99% owned subsidiary of EPDC, each of which owns an indirect interest in Entergy Power Operations Damhead Creek Limited Partnership, another FUCO subsidiary of Entergy which will provide operations and maintenance services to DCL.

          (7) Entergy S.A., a subsidiary of EPDC, which was formed to participate in a consortium with non-affiliated companies through which Entergy acquired an ownership interest in Central Constanera, S.A. ("Costanera"). Costanera owns and operates an electric generating station located in Buenos Aires, Argentina, which consists of nine natural gas/oil-fired generating units with a total installed capacity of 2,311 MW, including a combined-cycle power plant comprised of two gas turbine generator units with corresponding duct-fired boilers and steam turbines. Entergy, through Entergy S.A. and other direct and indirect subsidiaries, has a 6% ownership interest in Constanera. Entergy S.A. also owns, indirectly through Costanera, an additional 3.06% interest in Central Termoelectric Buenos Aires, S.A.

          (8) Entergy Power Saltend Holding, Ltd., an indirect subsidiary of EPDC, which was formed to own Entergy's interest in Saltend Cogeneration Company Limited, an English private limited company ("Saltend"). Saltend owns a 1,200 MW (nominal) gas-fired, combined cycle electric generating facility located adjacent to a British Petroleum Company chemical facility in the County of Hull, England (the "Saltend Plant"). The Saltend Plant consists of three 400 MW (nominal) units, each of which includes an air intake system, compressor, combustion chambers, power turbine, exhaust system and all associated auxiliary plant and control systems. The Saltend Plant is operated by Entergy Power Operations UK Limited, another indirect subsidiary of Entergy.

          In addition to the foregoing existing ownership interests in FUCOs, EIHL also may from time to time acquire and hold, on behalf of Entergy, interests in additional FUCOs. EIHL undertakes to file a further amendment to this Notification in the event that it acquires any securities or an interest in the business of another FUCO.

          No persons other than Entergy currently own a 5% or more voting interest in EIHL.

Item 2. Domestic Associate Public-Utility Companies of EIHL and their Relationship to EIHL.

          The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic associate public-utility companies of EIHL: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EIHL.

EXHIBIT A.  State Certification.

          Not applicable.

                            SIGNATURE


          The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.



                         ENTERGY SERVICES, INC.



                         By:  /s/ Steven C. McNeal
                              Steven C. McNeal
                              Vice President and Treasurer


Dated:  November 16, 2000